Mail Stop 3-09

									    December 1, 2004


Steven H. Kane
President and Chief Executive Officer
Protalex, Inc.
145 Union Square Drive
New Hope, PA 18938

Re:	Protalex, Inc.
	Post-Effective Amendment to Form SB-2, filed November 4, 2004 File Number 333-109846

Dear Mr. Kane:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form SB-2

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2. Please eliminate jargon and technical terms from the prospectus and provide a "Plain English" explanation or substitute. For example, these words and phrases appear in the prospectus:

* "autoimmune"
* "re-validation"
* "metabolic pathways"
* "bacterial fermentation"
* "tissue integrity"
* "elucidating"
* "immune dysregulation"

Prospectus Summary, page 3

Recent Developments, page 3

3. Please revise to quantify the amount of capital you expect to need in order to develop your lead product candidate.

Risk Factors

4. Please revise the risk factors where appropriate to replace generic language with specific disclosure of exactly how these risks have affected and will affect your operations, financial condition or business, and if practicable to quantify, the specific and immediate effects to investors of each risk that you have identified. For example, you use general phrases such as "material adverse effect" throughout the risk factor section. These generic phrases are subject to varying interpretations and, therefore, do not adequately explain the risk or concern to which you refer. Please revise to describe the adverse effect(s) in greater detail.


We have a history of significant losses ...,page 4

5. Please revise your statement that you expect to incur operating losses for the next several years to clarify that you might never earn a profit. Additionally, revise the statement that you expect research and development and general and administrative expenses to increase over the next several years to state that consequently your losses will increase during this period.

If we fail to obtain regulatory approvals for PRTX-100 or any other drug ..., page 4

6. Please revise your filing to discuss the risk that you may encounter delays or rejections based on your inability to enroll enough patients as a separate risk factor. The risk factor should follow a heading that identifies the risk and potential consequences.

7. To the extent you have experienced any of the potential problems described in this risk factor for PRTX-100 or another product in the past, please revise to describe the difficulties you have experienced and the actual or expected consequences.

Our products, if approved, may fail to achieve market ..., page 5

8. We note you have completed pre-clinical studies and is preparing to file an investigational new drug application with the FDA, if the studies produced any results that raise doubts relating to safety or efficacy or attractiveness relative to other therapies or procedures, please revise to disclose the results that raise such doubts.

Claims by other companies that we infringe their proprietary technology ..., page 5

9. Please revise to discuss the risks related to protection of your own patents and trade secrets as a separate risk factor.

10. To the extent you are aware of any intellectual proprietary rights that are being infringed upon or that you have been notified a third party`s belief that you are infringing on their patent(s), please revise to disclose the situation and potential consequences.

11. Rather than include a bullet point list of the important intellectual property factors, please revise to discuss the consequences if you are not successful in achieving or implementing these factors.



We may become involved in lawsuits to protect or enforce our patents
...., page 5

12. Please also disclose that even an unsuccessful infringement action against you would be expensive to defend.

If third-party manufacturers of our products fail to devote sufficient time and resources to our concerns ..., page 7

13. We note your statement that you have contracted with third parties to produce PRTX-100 for clinical trials. Please revise to identify the third party manufacturers. If you are substantially dependent on these agreements, please file the agreements as exhibits. If you believe you are not substantially dependent on these agreements, please provide us with an analysis supporting your determination. Similarly identify parties that you have manufacturing agreements with on page 16.

14. We note you intend to rely on third parties for the manufacture and distribution of your potential products. If you have not yet identified parties willing and able to perform these activities, please revise to discuss the consequences if you are unable to identify any.

We may not be able to manufacture our products in commercial quantities ..., page 7

15. We note your statement that PRTX-100 has only been manufactured in small quantities. Please revise to indicate if you have been manufacturing these quantities or if you have been entirely reliant on other parties.

If we are unable to retain key personnel and hire additional qualified
...., page 8

16. If you have experienced difficulties recruiting and retaining personnel, please revise to include a risk factor discussing the difficulties you have experienced and the consequences or potential consequences on your operations. The risk factor should describe the types of employees you have had difficulty recruiting or retaining as well as the problems and consequences.

We may be required to defend lawsuits or pay damages in connection
...., page 10

17. Please disclose the amount of coverage for the Company`s product liability insurance. Also, please disclose whether the Company believes this amount of coverage is sufficient.


Our common stock has experienced in the past , and may experience in the future, significant price volatility ..., page 10

18. If you have experienced volatility due to any of the factors listed, please revise to describe the instances you have experienced in greater detail.

Future sales of common stock by our existing stockholders may cause our stock price to fall, page 11

19. Please revise to specifically state that the shares you are registering for resale on this registration statement represent a large portion of your outstanding common stock and quantify the percentage that they represent.

Recently enacted and proposed changes in securities laws are regulations are likely to increase our costs, page 11

20. Please revise to explain how this risk factor affects you differently than any other reporting company. If it does not affect you differently than it affects all other companies, then delete the discussion from the risk factor section.

Our common stock is traded on the OTCBB, which may be detrimental to investors, page 11

21. Please revise to clarify how this risk affects you differently than other companies listed on the OTCBB. If you have experienced a greater lack of liquidity or greater volatility than other bulletin board listed companies, these results and any other attributing factors should be included in the discussion.

Previous Financings, page 12

22. Please revise to disclose the exercise price of the warrants issued.

Business

Overview, page 14

23. In instances where you have discussed the effectiveness demonstrated by pre-clinical studies, please revise to specifically state that the clinical trials might not support these results.


24. Please provide independent third party support for the following statements:

* "RA affects approximately 2.1 million Americans;"
* "...with a global number estimated at greater than 5 million:"
* "Pharmaceuticals for RA represent approximately a $12 billion market with a projected growth rate of 10% per year through the end of the decade;"
* "Current RA treatments ... have resulted in an average annual retail cost of $13,000 to $30,000 per patient;" and
* The statements on page 17 related to revenues generated by competing products.

Identify the source of the information in the registration statements and provide marked copies of the sources for our review.

25. We note your statement that you intend to use your biotechnology to treat other autoimmune diseases. Please revise to clarify whether you have conducted any preclinical trials related to the treatment of any of these diseases.

26. In the fourth paragraph on page 14, please explain what you mean by the statement that you are developing a corporate base for commercialization of your products.

27. Explain how your products are novel and the basis for your belief that they will be competitive throughout the global market.

28. We note your statements, "we expect to have the option to enter into collaborative arrangements with larger strategic partners to market and sell..." and "these partners could be responsible for funding or reimbursing all or a portion of the costs of pre-clinical and clinical trials..." Please provide the bases for these statements. Has the Company received indications of interest from potential large strategic partners about entering into collaborative arrangements with you? If you are hoping to enter into such collaborative arrangements, please revise to clarify that you intend to look for such opportunities, rather than stating that it is an expectation.

Markets, page 16

29. Please revise to identify the milestones in the RA trials, which will trigger the commencement of the pre-clinical trials for Lupus and Crohn`s disease.

Competition, page 17

30. Please specify the Company`s competitive advantage vis-.-vis PRTX-
100. What specific barriers to entry prevent your competitors from implementing the same procedures?

Government Regulation, page 18

31. Please revise to describe the current Good Manufacturing Practices and how they will affect your operations.

Plan of Distribution, page 27

32. Please refer to your statement that the selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and that the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. Please confirm your understanding that the Company may substitute new names for the names of selling stockholders by means of a Rule 424(b) prospectus only if:

* the change is not material;
* the number of securities or dollar amount registered does not change; and
* the new owners` securities can be traced to those covered by the original registration statement.

Please be advised that you may not use a prospectus supplement to add selling stockholders to the registration statement if their ownership cannot be traced to securities registered in the original registration statement.

Liquidity and Capital Resources, page 19

33. Please describe the types of milestones you believe may make it easier to raise additional financing.

34. We note your statement that funds raised in your private placement are projected to be sufficient for at least the next twelve months. Please revise to discuss liquidity on both a long-term and short-term basis. We consider long-term to be in excess of 12 months. For example, how will you sustain your operations if you have not met your milestones and advanced in the FDA process? See Section III.C. of Release 33-6835.


Management, page 21

35. In many of the discussions regarding your officers` and directors` previous experience, it is difficult to determine whether you have disclosed each individual`s experience for each of the last five years. Please revise to provide all relevant dates. If one of your directors is retired, disclose this information and provide the date he retired.

36. Are Frank Dougherty and John Dougherty related?

Security Ownership of Certain Beneficial Owners and Management, page
25

37. For each party that is not a natural person, publicly registered company or broker-dealer, identify the natural persons that have voting and investment control. Similarly revise the selling security holder table.

Selling Stockholders, page 27

38. We note that the number of shares included in the table exceeds the number of shares being registered. Please revise to reconcile these amounts.

39. Please revise to identify all selling shareholders who are broker dealers and to state that all broker-dealers are underwriters. The only exception to the position that broker-dealers must be identified as underwriters is for broker-dealers who received shares as underwriting compensation.

40. If any of the selling security holders are affiliates of broker-dealers, they should be so identified. In addition, please revise your disclosure to include the following representations:

* The selling security holder purchased in the ordinary course of business; and
* At the time of the purchase, the selling security holder had no agreements or understanding to distribute the securities.

If you are unable to make these statements in the prospectus, please revise the prospectus to state the seller is an underwriter.

41. Please describe your relationship with William Hitchcock.


*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


	Please contact Albert Lee at (202) 824-5522, Suzanne Hayes, Branch Chief, at (202) 942-1789 or me at (202) 942-1840 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Matt Kirmayer, Esq.
	Reed Smith LLP
	Two Embarcadero Center Suite 2000
	San Francisco, CA 94111








Steven H. Kane
Protalex, Inc.
November 29, 2004
Page 10